UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission file number: 001-38751

Tencent Music Entertainment Group

(Exact Name of Registrant as Specified in Its Charter)

Unit 3, Building D, Kexing Science Park

Kejizhongsan Avenue, Hi-Tech Park, Nanshan District

 Shenzhen, 518057, the People’s Republic of China

Tel: +86-755-8601 3388

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Tencent Music Entertainment Group to Report Fourth Quarter and Full Year 2024 Financial Results on March 18,2025
99.2	Notice of Board Action and Date of Publication of Fourth Quarter and Full Year 2024 Results Announcement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tencent Music Entertainment Group

Date:	February 18, 2025	By:	/s/ Min Hu
Name: Min Hu
Title: Chief Financial Officer